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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of a message to HP employees from Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer. This transcript is posted on HP's internal web site.


STRONG Q1, FY02 RESULTS, CARLY SAYS MERGER IS "RIGHT MOVE AT THE RIGHT TIME"

Hello, everyone. Just minutes ago, we announced our results for the first quarter of fiscal 2002. I'm very pleased with both the results and what they tell the world about the people of HP.

The numbers are as strong as we expected when we issued a pre-earnings announcement earlier this month -- revenue growth up 5 percent sequentially, pro forma gross margins up 1.2 points over our previous quarter and pro forma earnings per share of 29 cents -- well above Wall Street's revised consensus expectation of 25 cents per share.

When you consider the tough global environment and some of the natural uncertainty regarding the Compaq merger, I could not be prouder of what you accomplished. You kept working hard, you kept serving customers, you refused to be distracted and you showed the world that we continue to get better at executing our strategy -- quarter after quarter after quarter.

Across the company, everyone contributed to controlling expenses, which is absolutely critical when the overall economy is soft. You also did a great job on asset and inventory management, accounts receivable and managing our cash flow. This continued focus on our cost structure -- and business basics -- is what allowed our gross margins to increase, our cash to go up and our inventory to go down. These are extremely hard things to accomplish in a tough economy. And you got the job done.

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HP BUSINESSES SHINE

Our imaging and printing business continues to be the market leader in both hardware and supplies. We continue to gain share at the low-end and we took the lead in digital imaging products.

Our Services business was also outstanding -- continuing to outgrow both the market and our competitors in support, outsourcing and consulting. Our consumer business had a great quarter -- across the board, in every product category. Our EPS (Embedded and Personal Systems) team made real and measurable gains in PCs and handhelds.

Meanwhile, our Computing Systems team kept their eye on the ball, improving gross margins and continuing to deliver new products to the market.

And during a time when enterprise IT budgets stayed soft, our sales and services teams kept their focus on serving customers, strengthening their relationships and seeding these accounts for growth when the economy turns around.

The bottom line is that you did what we asked you to do -- and you did what was required. You executed and you stayed focused like market leaders. And I'm very proud of you for doing it.

You can find all the details of our results on [HP's internal web site] so I won't spend our brief time together on the numbers. What I would like to do over the next few minutes is tell you where we are with the merger and address some of your major concerns. And I also want to tell you again why I am more convinced by the day that the merger with Compaq is the right move at the right time -- why it's a decisive step that we must take, and a step that we are prepared and ready to take.

DECISIVE ACTIONS NEEDED

Our headline for the first quarter is, "HP reports strong first quarter results." And while

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the headline and overall results are very encouraging, when you dig deeper, the facts also tell us something else. They tell us that we need to take decisive actions to improve our profitability and make it sustainable -- especially in our computing systems businesses.

As Bill and Dave often said, profitability is the key to job preservation, to investment in R&D and innovation, and contribution to community -- and these things are all key to making HP both a special place to work and a valued corporate citizen around the world.

Many things have changed dramatically since Bill and Dave walked the halls of HP. But just as many things have remained vitally the same -- especially their fundamental belief in sound business practices; their intense desire to serve customers; their respect for a meritocracy based on performance; their understanding that people want to work at a company where they can make a contribution; and their belief that inventive, useful products and solutions can indeed change the world.

The merger with Compaq is an opportunity to control our destiny, fill the gaps in our portfolio, build a competitive cost structure where we urgently need it, and allow us to accelerate our strategy and achieve our goal of market leadership.

Of course, there are risks -- but they are risks we can manage, such as integration and execution. The risks of standing still are greater, because we lose control of our destiny.

EMPLOYEE QUESTIONS

So let's talk about the Compaq merger and some of the related topics that are on your mind. Now, according to your e-mails and our pulse surveys and conversations, your three top merger-related questions are these:

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1.   What will happen to your job?

2. Why do I have to wake up every morning and read all these unpleasant messages going back and forth between HP and the opposition? and

3.   Why are we so convinced this merger is the right step?

So let's take the tough one first. What happens after the merger and what happens to your job? You've probably heard the term "Clean Room" being used throughout the company. "Clean Room," or the "Clean Team," refers to the more than 450 people from both HP and Compaq who are hard at work on the integration of the two companies. Many of them have been taking on this very important job since the merger was announced last September.

The integration team has been working with me and HP's senior leaders, as well as the Compaq senior team, to make recommendations on new company organizational structures, product lines, branding approaches, our customer-facing teams -- in short, all the real nitty-gritty items we need to manage to ensure we're operating as the new HP on Day One after the merger closes.

SELECTION PROCESS

Of course, these decisions mean we will be selecting people for new positions -- and I know this selection process is of great concern to all of you. How do you know it will be fair? Who will have input into the process? Will you have an opportunity to look for other options inside the new company? How disruptive will all of this be to us and to our customers? These are real, valid questions and you deserve answers.

So let me start with some basic principles we will continue to follow throughout the integration and selection process. First, our objective is to minimize disruption for customers. And this means two things: we will put a premium on continuity in front of customers

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and partners, and we will keep all of our quota-carrying salespeople.

Second, we are going to "adopt and go" with what works -- not try and create something new. And this means we will keep existing teams and even existing organizations intact as much as possible. Despite the concerns that many of you have, the reality is that most people will keep doing the same job you're doing today.

Third, where we must select people for a particular position, we will adhere to the following:

o the overall objectives and processes will be broadly communicated to managers and employees;

o job placement decisions will include input from front-line managers and above, so you'll be represented by people who know your performance;

o employees whose jobs go away based on the integration will have a specified period of time to look for alternative opportunities in the company; and

o retention of our talent is a key priority. We must be balanced with the need to drive synergies in the merger.

I know you're worried that all kinds of changes will suddenly happen on Day One, but that's simply not true. The reality is that the integration process will take place over several quarters.

Of course, you want more details on the integration and selection process as Day One approaches. And you'll begin hearing straightforward, up-to-date communication on the selection process through articles, interviews and examples on the portal, along with detailed slide sets from your managers by the end of February.

The process we'll be using is very different than the Workforce Reduction Program we went through

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last year. There is a huge advantage to HP employees when we are able to control our destiny and achieve necessary cost-structure improvements over a coordinated, two-year period rather than as a reaction to sudden shifts in market conditions.

ADDRESSING THE PROXY FIGHT

OK. Now, on to walking out of your house or apartment every morning and being shocked or dismayed at what you see when you open the business section of your newspaper -- or when you look at the front page if you live in the California Bay Area. I know many of you are uncomfortable at the very public nature of this proxy fight and what are being perceived as untoward personal characterizations.

We all wish this wasn't happening. But from HP's standpoint, there are two reasons we continue responding to letters and filings from our opposition:
First, it is our obligation as officers and Board Members of this company to act in the very best interests of our shareowners, our customers and our employees. When misrepresentations are made -- about our company, our people, about Compaq or about our decision-making process -- it is our duty to set the record straight.

Second, we believe very, very strongly that the merger with Compaq is critical to accelerating our strategy to become a market leader and to building HP into the kind of company that can transform industries and change the world. We cannot stand by and let inaccuracies go unchallenged. The stakes are simply too high.

HP's directors and management will continue to focus attention on the substance of our case and the merits of the merger.

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WHY COMPAQ?

Now, the final question I want to address is why Compaq? And why now? Maybe the best way to answer is for you to ask yourself a couple of questions: Do you want to work for a company that is recognized worldwide as a leader? Or do you want to work for a company that follows the pack?

We are entering an unprecedented period of technology -- a world in which everything works with everything else, where solutions matter most, where size makes a difference and where success will depend upon our ability to align ourselves so we can function in a seamless way to answer our customers' growing technology needs.

Let me share with you some facts:

o Today, HP is #5 in enterprise storage. HP + Compaq will be #1 in enterprise storage.

o    HP is #4 in Windows servers. HP + Compaq will be #1 in Windows servers.

o    HP is #2 in Unix servers. Add Compaq and we're #1.

o    HP is #3 in PCs. HP + Compaq? #1 in PCs.

o We're #1 in management software. With Compaq, we're still #1 but with access to far more customers.

o HP is #1 in printing and imaging. With Compaq, we'll still be #1 and can invest more in the business.

o Today, HP is #8 in IT services with 30,000 professionals. HP + Compaq will be #3 in IT services with over 65,000 professionals.

o HP has a sales force of 7,000. With Compaq, our feet on the street will grow to 15,000.

o HP's annual R&D investment is about $2.7 billion. Add Compaq and it will be a little over $4 billion.

o Our profitability in enterprise computing, PCs and services will be improved substantially.

All this shows just how misleading it is to say that this merger is only about the PC business. It's not just about PCs. It is about being able to accomplish our strategy far quicker and far

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more effectively.  It is about building on our proud legacy, not resting on it.

In 35 days, we will know whether the shareowners of HP and Compaq agree with our plan to accelerate our vision and will allow us pursue it. We have a lot of work left to do. But I truly believe the momentum is building in our favor. And, in large part, it's because the people of HP refuse to be distracted and continue to put serving customers above everything else.

So thank you. Thank you for delivering results that would be excellent under normal circumstances. Considering everything going on around us these days, the results you delivered are nothing short of outstanding.

AHEAD OF TARGET PLANS

Now let me share one more thought with you. Thanks to your efforts and the results for our first quarter, HP is ahead of our target plans for both profit and revenue growth. Which means, so far -- if we keep performing at this level -- we can earn more than our target company performance bonus at the end of the first half. As of today, four out of our five businesses are ahead of their pay-for-results goals.

We have made considerable progress over the past two-and-a-half years. We have been doing the hard work, preparing for market leadership. One year ago, we couldn't handle the merger with Compaq -- it would have been too much for us. Today, we're ready. Today, we can do it.

Thanks to everyone for a great quarter.


FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.


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All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.